April 27, 2016

CONFIDENTIAL

BrandMark Products, Inc.
Attn: Jerry Dellaportas, Chairman

Re: Letter of Intent to Purchase License Distribution Rights - Jim Beam snacks, Sauza Tequila snacks and Canadian Club snacks categories.

Dear Sir:

This Letter of Intent ("LOI") outlines the proposal by and between **Mix 1 Life, Inc.**, a Nevada corporation (hereinafter the "Company" or "Mix 1 Life"), and **BrandMark Products, Inc.**, a Delaware corporation (hereinafter "BMP"), whereby Mix 1 Life will acquire from BMP certain brand assets described below in Schedule A.

This LOI is not a legally binding agreement and does not create rights and interests in favor of the parties (for purposes of this Letter, Mix 1 Life and BMP are sometimes collectively referred to as "Parties" and individually as a "Party."). It being understood, however, that any rights and obligations contained herein are not comprehensive and additional terms remain to be set forth in the Definitive Agreements described below, into which this LOI and all prior discussions shall merge.

BACKGROUND

A. In 2016 BrandMark Products Inc. (BrandMark) was created to directly purchase licensing rights of major brands. The BrandMark business model is to build a diverse portfolio of high quality, competitively priced food brands with annualized target revenues between $25 million and $50 million for "each brand" license. The business strategy is 'Brand Extension", (collectively, shall be referred to hereinafter as the "Brand Assets").

B. Mix1 Life, Inc. focuses on developing, marketing, and distributing of nutritional supplements and beverages. The Company offers Mix1 protein drinks. It holds the beverage license of the energy drink, No Fear, which it distributes primarily through a direct store delivery network.

C. Mix 1 Life desires to acquire 100% of the ownership interest in the Brand Assets described in Schedule A from BMP in exchange for 10 Million shares of common stock of the Company ((hereinafter "Mix 1 Life Shares").

1. **Acquisition.** Mix 1 Life and BMP will execute a Definitive Agreement ("Definitive Agreement") in which Mix 1 Life will acquire all of the Assets listed in Schedule A in exchange for 10 Million shares of common stock of the Company (the "Acquisition").

2. **The Closing of the Acquisition ("Closing").** Closing of the Definitive Agreement shall occur on or before June 30, 2016.

3. **Consideration.** At Closing Mix 1 Life will issue 10 Million Mix1 Life Shares to BMP in exchange for 100% of the ownership interest in the Assets listed in Schedule A.

4. **Preparation of Definitive Agreement.** The Parties hereby agree to proceed in good faith to negotiate the terms of a mutually acceptable Definitive Agreement containing such covenants, representations, warranties and conditions as are customary in transactions of this type but including the matters described herein. The Parties will use their best efforts to complete the Definitive Agreement and have the Definitive Agreement approved by both Mix 1 Life's Board of Directors and BMP's Board of Directors by final Closing.

5. **Due Diligence.** Mix 1 Life and its attorneys, accountants and other representatives will have full access to the books and records of BMP to complete its due diligence investigation of BMP and its corporate structure before execution of the Definitive Agreement. Due diligence shall be completed no later than May 15, 2016.

6. **Representations and Warranties.** The Definitive Agreement will contain such representations and Mix 1 Life may reasonably require warranties with respect to the business, property and financial condition of BMP. In turn, Mix 1 Life would provide BMP with certain representations and BMP may reasonably require warranties to the business, property and financial condition of Mix 1 Life. These representations and warranties by both Parties would include, without limitation, matters such as the following:

As to BMP:

a. BMP has all requisite corporate power and authority to own and hold its respective properties and conduct the business in which it is engaged; holds all material brand licenses, intellectual property, trademarks, permits and other authorizations from governmental authorities needed to conduct its business.

b. BMP has good and marketable title to all of its Brand Assets, and title is valid and proper.

c. The financial statements of BMP since inception are true, correct and complete.

As to Mix 1 Life:

a. Mix 1 Life is duly organized and validly existing under the laws of its state of incorporation and has all the requisite corporate power and authority to own and hold its respective properties and conduct the business in which it is engaged.

7. **Issuance of Shares.** The shares issued in the Acquisition will be issued in reliance on certain exemptions from registration provided by the Securities Act of 1933 and are not intended to be registered with the Securities and Exchange Commission.

8. **Shareholder Approval.** The Acquisition will not be subject to approval by Mix 1 Life's shareholders; however will be subject to approval by the Mix 1 Life Board of Directors.

9. **Conditions.** The Definitive Agreement will provide that the obligations of the respective parties to complete the Acquisition would be subject to the following conditions together with such other conditions as may reasonably be required by each Party:

Conditions Prior to BMP Closing:

a. The Board of Directors of Mix 1 Life shall have approved the Acquisition; and

b. There shall have been no material adverse change in the financial condition, earnings or prospects of Mix 1 Life; and

c. Certain terms and conditions customary in the industry will be identified and acceptable to BMP prior to closing; and

d. BMP shall complete such due diligence as is deemed by the Board of Directors sufficient to complete the Acquisition.

Conditions Prior to Mix 1 Life Closing:

a. There shall have been no material adverse change in the financial condition, earnings or prospects of BMP; and

b. Certain terms and conditions customary in the industry will be identified and acceptable to Mix 1 Life prior to closing; and

c. Mix 1 Life shall complete such due diligence as is deemed by the Board of Directors sufficient to complete the Acquisition.

10. Press Release. The Parties will consult with each other prior to issuing any press release or other public statement regarding the proposed transaction. It is strictly understood by the Parties that the information contained herein is confidential in nature and that no such public disclosure shall be made by either Party until such time as the Definitive Agreement is executed, unless mutually agreed to by the Parties, or as required by law.

11. Disclosure. Mix 1 Life and BMP agree to take all responsible precautions to prevent their respective officers, directors, employees, affiliates agents or other having knowledge of the proposed Acquisition until the proposed Acquisition has been closed. The Parties understand and agree that until a press release is issued, if ever, or other public disclosure has been made by Mix 1 Life, neither Party will disclose the fact that these negotiations are taking place, except to professional advisor and to employees of Mix 1 Life and BMP on a need to know basis.

12. Continuation of Business. From the date of this letter of intent until the expiration of the Exclusive Period, as defined below, BMP will continue to operate its business in the ordinary course and will not enter into any transaction or agreement or take an action out of the ordinary course.

13. Exclusive Negotiations. BMP agrees that from the date of this letter and until such time as the Acquisition shall have been consummated or the parties shall have agreed to terminate the negotiations of this transaction, or for a period of 30 days (the "Exclusive Period") from the date of this LOI, it will not permit any of its agents or representatives to solicit, initiate, or encourage inquiries of proposals, or provide any information of participate in any negotiations leading to any proposal concerning any acquisition or purchase of all or any substantial portion of the assets of BMP or any Acquisition of consolidation of BMP with any third Party.

14. Expenses. Whether or not the Parties enter into the Definitive Agreement, all costs and expenses incurred in connection with this LOI and the proposed Acquisition shall be paid by the Party incurring such costs. If for any reason the transaction is not consummated, neither Party will have any claim against the other with respect to such expenses.

15. Nature of Negotiations. The Parties understand that the negotiations described in this LOI are merely preliminary Acquisition negotiations; however, this letter does constitute a binding proposal or offer by Mix 1 Life or BMP. Such proposal or offer is subject to execution of a Definitive Agreement containing conditions, including but not limited to those referenced in this LOI.

16. **Non-Circumventing.** The Parties hereto intend to introduce each other to individual's entities, and/or opportunities who/which may represent to the Parties potential gain or benefit, directly or indirectly, not and/or in the future. The Partied hereto intend to be legally bound and hereby irrevocably agree, and guarantee each other that they shall not, directly or indirectly, interfere with, circumvent or attempt to circumvent, avoid, by-pass or obviate each other's interest, or the interest or relationship between the Parties or avoid directly or indirectly payment of established or to be established fees, commissions, success compensation of any kind, in connection with any on-going or future business.

17. **Termination.** The Parties agree that this LOI may be automatically terminated as follows: (i) by the mutual written consent of the Parties; (ii) upon written notice by either Party to the other, if the Definitive Agreements have not been consummated by June 30, 2016. Upon termination of this LOI, the Parties shall have no further obligation hereunder.

18. **Counterparts.** This LOI may be executed in one or mote counterparts, each of which shall be deemed an original, and all of which shall constitute on and the same agreement.

If the foregoing correctly sets forth the understanding between the Parties, please so indicate in the space provided below for that purpose within 10 days of the date hereof, at which time this proposed Agreement shall be deemed withdrawn without further communication or action. The undersigned parties hereto have caused this Agreement to be duly executed by their authorized representatives, pursuant to corporate board approval and intend to be legally bound.

Mix 1 Life, Inc.

Per: ______________________

Chris Larson
Chief Financial Officer

BrandMark Products, Inc.

Per: ______________________

Name: Jerry Dellaportas
Title: Executive Vice President

SCHEDULE A

ASSETS TO BE PURCHASED

1. Jim Beam Global snacks category brand License Exclusive Distribution;

2. Sauza Tequila snacks category brand License Exclusive Distribution;

3. Canadian Club snacks category brand License Exclusive Distribution;

4. Jim Beam, Sauza Tequila and Canadian Club Snack - Artwork and other Brand Assets (e.g. labels, neck hangers, in-store marketing tools) Mix 1 Life will pay any outstanding invoices for all invoices for the items (e.g. labels, neck hangers, in-store marketing tools) listed that are still outstanding, but will assume all inventories that are free and clear;

5. All Domain names, internet hosting and other internet assets, contracts and relationships related to Jim Beam Snacks, Sauza Tequila Snacks and Canadian Club Snacks

6. All current inventories of snacks. Mix 1 Life will pay any outstanding invoices for all inventories for all items.

7. All distribution agreements and customer base will be transferred to Mix 1 Life for Jim Beam Snack, Sauza Tequila Snacks and Canadian Club Snack programs.